

underberg & kessler LLP

CHRISTINE LACHNICHT, ASSOCIATE
(315) 359-5035
clachnicht@underbergkessler.com

August 22, 2013



Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Policy
100 F Street, N.E.
Washington, D.C. 20549

VIA FEDERAL EXPRESS
Trk# 7965 2462 0509

Re: Steuben Trust Corporation (the "Company")
Initial Filing of Offering Statement on Form 1-A

Ladies and Gentlemen:

In accordance with Rule 242(h) of Regulation A, enclosed please find seven (7) copies of the above-referenced Offering Statement, one of which is manually signed and sequentially numbered. The purpose of this filing is to register shares for sale under the Company's Dividend Reinvestment and Stock Purchase Plan. A similar plan was previously registered and qualified with Securities and Exchange Commission (File No. 24-3656). As noted in the Part III of the filing in the Exhibit Index, the Company has omitted certain confidential documents that Company is happy to provide to the Commission upon request. The Company has omitted these documents because of the confidential nature of such documents.

To acknowledge receipt of this filing, please date stamp the enclosed copy of this cover letter and return it to the undersigned in the enclosed, stamped and addressed return envelope provided.

The Company will submit its qualification request under separate cover.

Please contact the undersigned at your earliest convenience should you have any questions or comments concerning this filing.

Very truly yours,

Christine Lachnicht

Christine Lachnicht

CCL:ap
Enclosure
cc: James P. Nicoloff (with enclosure)

M:\Current\CCL\Stuben Trust\Registration Statement Filing 8-2013\Letter to SEC 8.22.13.docx